UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69019

SEC Mail Processing
RECEIVED
MAR 16 2015
Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gottex Brokers Alternative USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name - if individual, state last, first, middle name)

420 Lexington Avenue, Suite 2450	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Gottex Brokers Alternative USA, Inc.

(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

Statement of Financial Condition

December 31, 2014

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Gottex Brokers Alternative USA, Inc. as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

NAJIVI C. TURNER
Notary Public - State of Florida
My Comm. Expires Apr 30, 2016
Commission # EE 194033

Feb 26, 2015

Signature

Financial and Operations Principal
Title

Notary Public

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)
Table of Contents
December 31, 2014

COHEN &
SCHAEFFER
P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Gottex Brokers Alternative USA, Inc.,
New York, NY

We have audited the accompanying statement of financial condition of Gottex Brokers Alternative USA, Inc., as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition. Gottex Brokers Alternative USA, Inc.'s management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Gottex Brokers Alternative USA, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Cohen & Schaeffer P.C.

Cohen & Schaeffer P.C.
New York, NY
March 13, 2015

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 961,376
Commissions receivable	90,412
Fixed assets (Note 4)	5,992
Prepaid expenses and other assets	38,409
Deferred tax asset	33,853
Total assets	$ 1,130,042
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable	$ 136,655
Taxes payable	18,388
	155,043
Shareholder's Equity	
Common stock, $1.00 par value, 50,000 shares authorized and outstanding	50,000
Additional paid-in capital	989,701
Accumulated deficit	(64,702)
Total shareholder's equity	974,999
Total liabilities and shareholder's equity	$ 1,130,042

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Gottex Brokers Alternative USA, Inc. (the "Company"), a wholly-owned subsidiary of Gottex Brokers Alternative SA (the "Parent") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a provider of liquidity in the secondary market for alternative investments addressing itself to sophisticated investors who are looking to either buy or sell illiquid shares of hedge funds.

The Company does not handle customer funds or securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The Company principally generates revenue from commission paid to the company for providing liquidity. The methodology for revenue recognition was changed during 2014. Fees are now recognized as revenue upon the following milestones:

1. Once the confirmation of the terms and conditions of the transaction are signed by both counterparties, the Company will recognize 50% of the expected brokerage.

2. Once the trade has settled meaning the buyer received the shares and the seller received the payment for the shares, the Company will invoice counterparties and recognize 100% of the expected brokerage.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company files Federal, NYS, NYC and California income tax returns as a C corporation.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for years after 2011.

3. Transactions with Related Parties

During 2014, the Parent decided to modify its Management Services Agreement with the Company. During the year and going forward, the Parent will no longer charge a fee for its services. In addition, the Company owed the Parent for commissions for the years 2013 and 2014 amounting to approximately $112,600 of which approximately $43,000 relates to 2014. During the current year, the Parent decided to amend its accounting policy in order to eliminate all commissions owed by the Company. Consequently, the payable to the Parent was reversed resulting in a negative commission expense on the statement of operations.

4. Fixed Assets

Fixed assets at December 31, 2014 consists of:

Furniture and equipment	$ 15,195
Less: Accumulated depreciation	(9,203)
	$ 5,992

5. Income Taxes

The income tax provision for the year ended December 31, 2014 consisted of the following:

	Current	Deferred	Total
Federal	$ -	(27,540)	$ (27,540)
State and local	19,188	(6,313)	12,875
	$ 19,188	(33,853)	$ (14,665)

5. Income Taxes (continued)

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

U. S. Statutory rate	34%
State and local	10%
Net operating loss utilization	-50%
Total tax provision	-6%

The major sources of temporary difference and their deferred tax effect at December 31, 2014 are as follows:

Deferred tax asset		
Net operating loss benefit	$	588
Depreciation		(1,653)
Compensation		34,918
Net deferred tax asset	$	33,853

The Company has available, at December 31, 2014, unused operating losses carryforward of $1,485, which may be applied against future taxable income expiring in various years through 2033.

The Company follows the provisions of accounting for uncertainty in income taxes which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has reviewed its income tax positions and has determined that no uncertain tax items exist as of the financial statement date.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of approximately $800,000 which exceeded the minimum required by $550,000.

In accordance with its Membership Agreement with FINRA, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company does not handle customer cash or securities.

7. Commitments

During the year, the Company entered into a two-year lease to occupy office space. The approximate future annual rental commitments under the lease, as of December 31, 2014 are as follows:

Year Ending December 31,	Total Commitments
2015	$ 28,800
2016	14,400
Total rent expense	43,200

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.